UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Tallgrass Energy GP, LP

(Name of Issuer)

Class A shares

(Title of Class of Securities)

874696 107

(CUSIP Number)

Christopher R. Jones

4200 W. 115th Street, Suite 350, Leawood, Kansas 66211

Telephone: (913) 928-6060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS Tallgrass KC, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 30,820,458 Class A shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,820,458 Class A shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,820,458 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.67%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the reporting person directly owns 30,820,458 Class B shares representing limited partner interests in the Issuer (the “Class B shares”) and 30,820,458 units representing membership interests (the “Tallgrass Equity Units”) in Tallgrass Equity, LLC (“Tallgrass Equity”), which are exchangeable together for a corresponding number Class A shares, pursuant to the partnership agreement described below. Neither the filing of this Schedule 13D, as amended, nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5.
**	Based on the total number of Class A shares (58,085,002) issued and outstanding as of February 13, 2018, which is the date on which the Issuer filed its Form 10-K for the year ended December 31, 2017 (the “10-K”) and assuming the outstanding Class B shares (30,820,458) and a corresponding number of Tallgrass Equity Units held by the reporting person were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 88,905,460 Class A shares. This calculation does not include the 95,888,767 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Class B shares, the reporting person’s beneficial ownership would represent approximately 16.68% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 974696 107

1	NAMES OF REPORTING PERSONS David G. Dehaemers, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 31,652,259 Class A shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,652,259 Class A shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,652,259 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 35.27%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Beneficial ownership of 831,801 Class A shares referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of his status as the Trustee of the David G. Dehaemers, Jr. Revocable Trust, dated April 26, 2006 (the “Dehaemers Revocable Trust”). The Dehaemers Revocable Trust directly owns 550,630 Class A shares, and also directly owns 281,171 Class B shares and 281,171 Tallgrass Equity Units, which are exchangeable together for a corresponding number of Class A shares pursuant to the partnership agreement described below. Beneficial ownership of the remaining 30,820,458 Class A shares referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of his status as the sole manager of Tallgrass KC, LLC (“Tallgrass KC”). Tallgrass KC directly owns 30,820,458 Class B shares and 30,820,458 Tallgrass Equity Units, which are exchangeable together for a corresponding number of Class A shares pursuant to the partnership agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of the reporting person’s pecuniary interest therein. See Items 3, 4 and 5.
**	Based on the total number of Class A shares (58,085,002) issued and outstanding as of February 13, 2018, which is the date on which the Issuer filed the 10-K, and assuming (i) the outstanding Class B shares (30,820,458) and a corresponding number of Tallgrass Equity Units held by Tallgrass KC were exchanged for newly-issued Class A shares on a one-for-one basis, and (ii) the outstanding Class B shares (281,171) and a corresponding number of Tallgrass Equity Units held by the Dehaemers Revocable Trust were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 89,737,261 Class A shares. This calculation does not include the 95,607,596 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Class B shares, the reporting person may be deemed to beneficially own approximately 17.13% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share. The reporting person disclaims beneficial ownership of the interests held by the Dehaemers Revocable Trust and Tallgrass KC except to the extent of his pecuniary interest therein.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 amends and supplements the Schedule 13D, dated May 12, 2015, originally filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2015 (“Schedule 13D”). Capitalized terms used but otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

The third paragraph of Item 2(a) is hereby amended and restated in its entirety as follows:

Pursuant to the First Amended and Restated Agreement of Limited Partnership of the Issuer dated May 12, 2015 (the “Partnership Agreement”), Tallgrass KC has the right, from time to time, to immediately exchange (the “Exchange Right”) its Class B shares representing limited partner interests in the Issuer (the “Class B shares”) and a corresponding number of units representing membership interests (the “Tallgrass Equity Units”) in Tallgrass Equity (as defined in Item 3 below), for a like number of Class A shares. As a result, Tallgrass KC may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following after the last paragraph:

In 2015, David G. Dehaemers, Jr. transferred the direct beneficial ownership of 400,000 Class A shares to the David G. Dehaemers, Jr. Revocable Trust, dated April 26, 2006 (the “Dehaemers Revocable Trust”), of which he serves as Trustee.

The David G. Dehaemers, Jr. Revocable Trust, dated April 26, 2006 (the “Dehaemers Revocable Trust”), acquired the beneficial ownership of Class A shares through open market purchases with funds held by the trust on the following dates, in the following amounts and at the following prices:

•	On June 8, 2015, 15,000 Class A shares at prices ranging from $30.46 per Class A share to $30.61 per share;

•	On August 7, 2015, 25,000 Class A shares at a price of $28.6539 per share;

•	On September 11, 2015, 50,000 Class A shares at prices ranging from $25.59 per share to $25.91 per share;

•	On December 7, 2015, 30,202 Class A shares at prices ranging from $17.00 per share to $17.75 per share;

•	On December 11, 2015, 25,000 Class A shares at prices ranging from $15.87 per share to $16.05 per share; and

•	On November 9, 2017, 5,428 Class A shares at prices ranging from $24.95 per share to $25.05 per share.

On February 7, 2018, in connection with the merger of Tallgrass Development, LP, a private Delaware limited partnership, with and into a wholly-owned subsidiary of Tallgrass Equity (the “Merger”), Tallgrass KC received 3,444,348 Class B shares and 3,444,348 Tallgrass Equity Units as consideration in the Merger.

Item 4.	Purpose of Transaction.

The first paragraph of Item 4 is hereby amended and restated in its entirety as follows:

Tallgrass KC received 3,444,348 Class B shares and 3,444,348 Tallgrass Equity Units as consideration in the Merger. The remaining Class B shares and Tallgrass Equity Units reported herein as beneficially owned by Tallgrass KC and the Class A shares reported herein as beneficially owned by David G. Dehaemers, Jr. were acquired solely for investment purposes. The Reporting Persons may make purchases of Class A shares either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Class A shares, general economic conditions, stock market conditions and other future developments.

Item 4 is hereby amended and supplemented by adding the following after the first paragraph:

Except as described in this Item 4, the Reporting Persons have not, as of the date of this Amendment No. 1 to Schedule 13D, formulated any definitive plan or proposal that relates to or would result in any of the actions or events specified in subsections (a) through (i) of Item 4 of Schedule 13D (the “Enumerated Events”). However, the General Partner is evaluating a wide range of potential reorganization transactions involving the Issuer and its subsidiaries that could, among other things, streamline and simplify the Issuer’s and its subsidiaries’ (including TEP’s) organizational structures, improve their equity or debt cost of capital and facilitate financing of their current and future growth opportunities. Such potential transactions could include any of the Enumerated Events, including, without limitation, a merger or other combination of the Issuer and TEP or one or more subsidiaries of the Issuer and TEP. Management of the General Partner expects that the evaluation process and any resulting transaction or transactions could potentially be completed by the end of 2018, although the process is ongoing and no decision to pursue a particular alternative has been reached. The Reporting Persons undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

The following subsection of Item 4 is hereby amended and restated in its entirety as follows:

(a) Pursuant to the Partnership Agreement, Tallgrass KC has the right, from time to time, to immediately exchange its Class B shares and a corresponding number of Tallgrass Equity Units for a like number of Class A shares. As a result, Tallgrass KC may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. The Exchange Right Holders (including Tallgrass KC), have registration rights with respect to the Class A shares receivable upon election of the Exchange Right, as described in Item 6.

Under the TEGP Management, LLC Long-Term Incentive Plan adopted by the General Partner (the “LTIP”), the General Partner may, on behalf of the Issuer, grant unrestricted shares, restricted shares, equity participation shares, options and share appreciation rights to employees of the General Partner and its affiliates who perform services for the Issuer and its affiliates, non-employee directors of the General partner and consultants who perform services for the Issuer and its affiliates. The General Partner may cause the Issuer to issue new Class A shares or acquire Class A shares on the open market, or any combination of the foregoing, for awards under the LTIP.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety by the following:

(a) Tallgrass KC does not directly own any Class A shares. Tallgrass KC owns 30,820,458 Tallgrass Equity Units, which are exchangeable with a corresponding number of Class B shares, for an equivalent number of Class A shares. Therefore, Tallgrass KC may be deemed to beneficially own 30,820,458 Class A shares. Based on there being 58,085,002 Class A shares issued and outstanding as of February 13, 2018, which is the date on which the Issuer filed its Form 10-K for the year ended December 31, 2017 (the “10-K”), and assuming the 30,820,458 Tallgrass Equity Units and corresponding number of Class B shares held by Tallgrass KC are all exchanged for Class A shares pursuant to the Exchange Right, Tallgrass KC would directly own approximately 34.67% of the Class A shares. This calculation does not include the 95,888,767 Tallgrass Equity Units held by other holders, which may be exchanged with a corresponding number of Class B shares at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Tallgrass Equity Units, Tallgrass KC would directly own approximately 16.68% of the Class A shares.

As the Trustee of the Dehaemers Revocable Trust, Mr. Dehaemers may be deemed to beneficially own (i) 550,630 Class A shares held of record by the Dehaemers Revocable Trust and (ii) 281,171 Class B shares held of record by the Dehaemers Revocable Trust, which are exchangeable with a corresponding number of Tallgrass Equity Units for an equivalent number of Class A shares. Additionally, as sole manager of Tallgrass KC, Mr. Dehaemers may be deemed to beneficially own the 30,820,458 Class B shares held of record by Tallgrass KC, which are exchangeable with a corresponding number of Tallgrass Equity Units for an equivalent number of Class A shares. Based on there being 58,085,002 Class A shares outstanding as of February 13, 2018, which is the date on which the Issuer filed its 10-K, and assuming (i) the 30,820,458 Class B shares and corresponding number of Tallgrass Equity Units held by Tallgrass KC and (ii) the 281,171 Class B shares and corresponding number of Tallgrass Equity Units held by the Dehaemers Revocable Trust are all exchanged for Class A shares pursuant to the Exchange Right, Mr. Dehaemers may be deemed to beneficially own approximately 35.27% of the Class A shares. This calculation does not include the 95,607,596 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Class B shares, Mr. Dehaemers may be deemed to beneficially own approximately 17.13% of the Class A shares.

Neither the filing of Schedule 13D, as amended by this Amendment No.1, nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Class A shares referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person except to the extent of such Reporting Person’s pecuniary interest, if any, in the Class A shares.

(b) The information set forth in Items 7 through 11 of the cover pages hereto are incorporated herein by reference. Mr. Dehaemers has sole voting power and sole dispositive power with respect to all of the Class A shares reported for the Reporting Persons in Item 5(a).

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Class A shares in the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A shares of the Issuer that may be deemed to be beneficially owned by the Reporting Persons as provided for herein. Neither Tallgrass KC nor the Dehaemers Revocable Trust is entitled to any distributions on the Class B shares it currently holds.

(e) Not applicable.

[Signatures Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 16, 2018.

Tallgrass KC, LLC

By:	/s/ David G. Dehaemers, Jr.
David G. Dehaemers, Jr.
Manager

/s/ David G. Dehaemers, Jr.
David G. Dehaemers, Jr.